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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                        COGENT COMMUNICATIONS GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    19239V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                RICHARD PELLETIER
                    BNP EUROPE TELECOM & MEDIA FUND II, L.P.
                     C/O CIBC FINANCIAL CENTER, THIRD FLOOR,
                              11, DR. ROY'S DRIVE,
                                 P.O. BOX 694 GT
                          GRAND CAYMAN, CAYMAN ISLANDS,
                               BRITISH WEST INDIES
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 7, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  19239V104

--------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 BNP EUROPE TELECOM & MEDIA FUND II, L.P.
                 NOT APPLICABLE

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                 (a)
                 (b) X

--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds

                 WC

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)

                 NOT APPLICABLE

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization

                 CAYMAN ISLANDS, BRITISH WEST INDIES

--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                            7. Sole Voting Power

                               3,850,307 (1)

             -------------------------------------------------------------------
                            8. Shared Voting Power

                               0

             -------------------------------------------------------------------
                            9. Sole Dispositive Power

                               3,850,307 (1)

             -------------------------------------------------------------------
                           10. Shared Dispositive Power

                               0

--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person

                 3,850,307 (1)

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11) 7.94%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions) PN

--------------------------------------------------------------------------------

(1) Includes 3,641,052 shares of common stock, par value $0.001 per share (the "Common Stock") of Cogent Communications Group, Inc. (the "Company") held of record by BNP Europe Telecom & Media Fund II, L.P. ("BNP ETMF") and 209,255 shares of Common Stock held of record by Natio Vie Developpement 3, Fonds Commun de Placement a Risque ("NVD3"). BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP Paribas Private Equity SAS ("BNP PE") is the management company and general partner of NVD3, and BNP PE shares certain common officers with General Business Finance and Investment Ltd. ("GBFI"), the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF; however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

CUSIP No.  19239V104

--------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 GENERAL BUSINESS FINANCE AND INVESTMENTS, LTD.
                 NOT APPLICABLE

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                 (a)
                 (b) X

--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds

                 WC

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)

                 NOT APPLICABLE

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization

                 CAYMAN ISLANDS, BRITISH WEST INDIES

--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                            7. Sole Voting Power

                               3,850,307 (2)

             -------------------------------------------------------------------
                            8. Shared Voting Power

                               0

             -------------------------------------------------------------------
                            9. Sole Dispositive Power

                               3,850,307 (2)

             -------------------------------------------------------------------
                           10. Shared Dispositive Power

                               0

--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person

                 3,850,307 (2)

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11) 7.94%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions) PN

--------------------------------------------------------------------------------

(2) Includes 3,641,052 shares of Common Stock held of record by BNP ETMF and 209,255 shares of Common Stock held of record by NVD3. BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP PE is the management company and general partner of NVD3, and BNP PE shares certain common officers with GBFI, the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF; however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

CUSIP No.  19239V104

--------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 NATIO VIE DEVELOPPEMENT 3, FONDS COMMUN DE PLACEMENT A RISQUE NOT APPLICABLE

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                 (a)
                 (b) X

--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds

                 WC

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)

                 NOT APPLICABLE

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization

                 FRANCE

--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                            7. Sole Voting Power

                               3,850,307 (3)

             -------------------------------------------------------------------
                            8. Shared Voting Power

                               0

             -------------------------------------------------------------------
                            9. Sole Dispositive Power

                               3,850,307 (3)

             -------------------------------------------------------------------
                           10. Shared Dispositive Power

                               0

--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person

                 3,850,307 (3)

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11) 7.94%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions) PN

--------------------------------------------------------------------------------

(3) Includes 3,641,052 shares of Common Stock held of record by BNP ETMF and 209,255 shares of Common Stock held of record by NVD3. BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP PE is the management company and general partner of NVD3, and BNP PE shares certain common officers with GBFI, the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF; however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

CUSIP No.  19239V104

--------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 BNP PARIBAS PRIVATE EQUITY SAS
                 NOT APPLICABLE

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                 (a)
                 (b) X

--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds

                 WC

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)

                 NOT APPLICABLE

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization

                 FRANCE

--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                            7. Sole Voting Power

                               3,850,307 (4)

             -------------------------------------------------------------------
                            8. Shared Voting Power

                               0

             -------------------------------------------------------------------
                            9. Sole Dispositive Power

                               3,850,307 (4)

             -------------------------------------------------------------------
                           10. Shared Dispositive Power

                               0

--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person

                 3,850,307 (4)

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11) 7.94%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions) PN

--------------------------------------------------------------------------------

(4) Includes 3,641,052 shares of Common Stock held of record by BNP ETMF and 209,255 shares of Common Stock held of record by NVD3. BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP PE is the management company and general partner of NVD3, and BNP PE shares certain common officers with GBFI, the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF; however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

                            STATEMENT ON SCHEDULE 13D

This Amendment No. 4 to the Statement on Schedule 13D supplements and amends Amendment No. 3 to the Statement on Schedule 13D filed by BNP Europe Telecom & Media Fund II, L.P., a limited partnership formed under the laws of the Cayman Islands, British West Indies ("BNP ETMF"), General Business Finance and Investments, Ltd., a company formed under the laws of the Cayman Islands, British West Indies ("GBFI"), Natio Vie Developpement 3, Fonds Commun de Placement a Risque, a limited partnership formed under the laws of France ("NVD3") and BNP Paribas Private Equity SAS, a societe anonyme formed under the laws of France ("BNP PE" and together with BNP ETMF, GBFI and NVD3, the "Reporting Persons") with the Securities and Exchange Commission on April 14, 2005 (the "Previous Filing"). This Amendment No. 4 is being filed to report the sale by BNP ETMF and NVD3 of, in aggregate, 427,434 shares of common stock, par value $0.001 per share (the "Common Stock") in Cogent Communications Group, Inc. (the "Company"). Only those items that are hereby reported are amended; all other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Previous Filing, unless otherwise indicated herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following paragraphs:

On June 1, 2006, the Company entered into an underwriting agreement (the "Underwriting Agreement") with BNP ETMF, NVD3, the other selling stockholders named therein and Lehman Brothers Inc. and Bear, Stearns & Co., Inc. representing the several underwriters (the "Underwriters"), pursuant to which the Company agreed to issue 4,000,000 shares of Common Stock and the various selling stockholders agreed to sell 5,000,000 shares of Common Stock to the Underwriters at $8.5275 per share. In addition, the Company and certain selling stockholders granted the Underwriters an option to purchase up to an additional 1,350,000 shares of Common Stock. The offering closed on June 7, 2006. BNP ETMF and NVD3 sold an aggregate of 427,434 shares of Common Stock at a price of $8.5275 per share pursuant to the Underwriting Agreement.
This Item 3 does not provide a complete description of the Underwriting Agreement and such description is qualified in its entirety by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Company's current report on Form 8-K, dated June 6, 2006.

ITEM 4.  PURPOSE OF TRANSACTION

The last eight paragraphs contained in Item 4 are hereby deleted and replaced by the following:

Lock-up Agreements. In connection with the transactions contemplated by the Underwriting Agreement, BNP ETMF and NVD3 have entered into lock-up agreements, each dated May 18, 2005, attached hereto as Exhibits A and B (the "Lock-up Agreements"). Pursuant to the Lock-up Agreements, BNP ETMF and NVD3 have agreed that, without the prior consent of Lehman Brothers Inc. and Bear, Stearns & Co., Inc., subject to some exceptions and limited extensions in certain circumstances, they will not sell, transfer or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for Common Stock or make any demand for or exercise any right to cause to be filed a registration statement with respect to the registration of the Common Stock or securities convertible into or exchangeable for, Common Stock, or publicly disclose the intention to do any of the foregoing. The terms of the Lock-up Agreements extend for the period commencing on May 18, 2006 and ending on (1) August 31, 2006, with respect to 50% of the shares of Common Stock held by BNP ETMF and NVD3 and
(2) November 29, 2006, with respect to the remaining 50% of the shares of Common Stock held by BNP ETMF and NVD3.

Registration Rights Agreement - Registration of Shares of Common Stock for Resale. The Sixth Amended and Restated Registration Rights Agreement by and among BNP ETMF, NVD3, the Company and certain other stockholders was further amended and restated by a Seventh Amended and Restated Registration Rights Agreement, dated as of October 26, 2004, among the Company and certain stockholders of the Company, incorporated herein by reference to Exhibit H to the Reporting Person's filing for Cogent Communications Group, Inc. on Form 13D/A on December 17, 2004 (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, the stockholders may require the Company to register upon demand the sale of their shares of Common Stock on up to three occasions. In addition, if the Company proposes to register the sale of its Common Stock under the Securities Act of 1933, these stockholders are entitled to notice of the registration and are entitled to include, subject to certain exceptions, their shares of Common Stock in that registration with all registration expenses paid by the Company.

The foregoing summary of the Lock-up Agreements and the Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Lock-up Agreements and the Registration Rights Agreement attached as Exhibits A-C hereto, and incorporated herein by reference.

Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 48,478,879 shares of Common Stock issued and outstanding, as reported by the Company to the Reporting Persons.

Amounts shown as beneficially owned by each of BNP ETMF, GBFI, NVD3 and BNP PE include 3,850,307 shares of Common Stock of the Company.

(c) Except as set forth in Items 3 and 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

The Lock-up Agreements were entered into as of May 18, 2006 and are attached hereto as Exhibits A and B. Certain terms and conditions of the Lock-up Agreements are described in Item 4 above.


The Registration Rights Agreement was entered into as of October 26, 2004. The Registration Rights Agreement is incorporated herein by reference to Exhibit H to the Reporting Person's filing for Cogent Communications Group, Inc. on Form 13D/A on December 17, 2004. Certain terms and conditions of the Registration Rights Agreement are described in Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:


EXHIBIT A    Lock-up Agreement, dated as of May 18, 2006, executed by BNP ETMF.

EXHIBIT B    Lock-up Agreement, dated as of May 18, 2006, executed by NVD3.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2006


/s/ Jason Epp
-----------------------------------
Name: Jason Epp
Title:  Authorized Signatory


/s/ Jennifer Fischetti
-----------------------------------
Name: Jennifer Fischetti
Title: Authorized Signatory

GENERAL BUSINESS FINANCE AND INVESTMENTS LTD. and BNP EUROPE TELECOM & MEDIA FUND II, LP, by General Business Finance and Investments Ltd., its General Partner by Commerce Advisory Limited, its Partnership Secretary




/s/ Bernard d'Hotelans
-----------------------------------
Name: Bernard d'Hotelans
Title:   Fund Manger

BNP PARIBAS PRIVATE EQUITY SAS and NATIO VIE DEVELOPPEMENT 3, FONDS COMMUN DE PLACEMENT A RISQUE, by BNP Paribas Private Equity SAS, its General Partner



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                INDEX TO EXHIBITS


EXHIBIT A    Lock-up Agreement, dated as of May 18, 2006, executed by BNP ETMF.

EXHIBIT B    Lock-up Agreement, dated as of May 18, 2006, executed by NVD3.